January 4, 2012

VIA EDGAR SUBMISSION

Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Telecom Argentina S.A.
Form 20-F for the fiscal year ended December 31, 2010
Filed June 29, 2011
File No. 1-13464

Dear Ms. Blye:

By letter dated December 7, 2011, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Telecom Argentina S.A.’s (“Telecom” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). In response to your comments, the Company hereby provides responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type is a verbatim reproduction of the comments included in your letter. All references to page numbers in Telecom’s responses are to pages in the filed version of the Form 20-F.

General

1. We note the information on page 117 regarding Telecom Italia’s sale of its 27% stake in Cuba’s Etec S.A. Please tell us whether you still provide services to or conduct telecommunications services with Etec. Please update us on your contacts with Cuba since your letter to us of July 14, 2006.

Response

Etec S.A. is the exclusive operator for national and international fixed line telecommunications services in Cuba and, through Telecomunicaciones Celulares del Caribe S.A., C_COM (“C_COM”), the exclusive operator for mobile telecommunication services in Cuba. As disclosed on page 117 of our 2010 Form 20-F, Telecom Italia International N.V., a wholly owned subsidiary of the Telecom Italia Group,  the Company’s indirect parent, sold its entire 27% stake in Etec S.A. on January 31, 2011. As a result, Etec S.A. ceased to be a related party of Telecom Italia as well as of the Company. Although Telecom Italia International N.V. has sold its interest in Etec S.A., the Company continues to have in place ordinary course arrangements for roaming and international telecommunications services in Cuba as described below.

Roaming Agreements:

Operators of mobile telecommunications networks, including Telecom Personal and Núcleo (Telecom subsidiaries operating in Argentina and Paraguay, respectively), enter into roaming agreements with other operators of mobile telecommunications networks in the ordinary course of business.  The Telecom subsidiaries’ roaming agreements are entered into on terms and conditions that are standard for the telecommunications industry, as described below.

Roaming agreements are generally reciprocal. Pursuant to a roaming agreement, our mobile subscribers may, when in a foreign country covered by the network of an operator with which we have a roaming agreement (the “Foreign Network”), make and receive calls on their mobile using such Foreign Network.  Likewise, when a subscriber of such Foreign Network is in Argentina or Paraguay, such subscriber may make and receive calls using our network if the relevant Foreign Network has an international roaming agreement with us.

The calls made and received by our subscribers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement. Then, we bill our end subscribers according to the specific tariff plan of the subscription agreement they have signed with us.  Likewise, we bill the Foreign Network for the calls made and received by Foreign Network subscribers who use our network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its subscribers for those calls according to the subscription agreement with their customer. Net balances are collected or paid, as the case may be, over an average period of three months. Roaming contracts generally do not contemplate other fees or disbursements.

We maintain a roaming agreement with C_COM with the characteristics described above. It is our understanding that U.S. telecommunications companies regularly receive licenses from the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) for receipt and payment for roaming charges in Cuba for direct U.S.-Cuban telecommunications pursuant to Section 6004(e) of Title 22, United States Code (the Cuban Democracy Act), and implementing OFAC regulations.  Pursuant to the exemption in Section 5(b)(4) of Title 50 Appendix, United States Code (the Trading with the Enemy Act) and implementing OFAC regulations, no license is required for U.S. telecommunications companies’ roaming agreements and related receipts and payments for indirect U.S.-Cuban telecommunications. Thus, based on the view of our legal advisers, we believe the actions of Telecom subsidiaries are consistent with U.S. foreign policy with respect to telecommunications links with Cuba.

For the years ended December 31, 2006, 2007, 2008, 2009, and 2010 and for the nine-month period ended September 30, 2011, the approximate total inbound income and outbound expenses from roaming agreements with C_COM were as follows (in millions of Argentine pesos):

Table 1	2006	2007	2008	2009	2010	9 months 2011
Inbound (P$ million)	0.01	0.01	0.02	0.03	0.03	0.02
% of consolidated revenues	(a)	(a)	(a)	(a)	(a)	(a)
Outbound (P$ million)	(0.2)	(0.3)	(0.6)	(1.0)	(1.6)	(2.0)
% of consolidated operating expenses	0.003%	0.004%	0.007%	0.011%	0.014%	0.019%
(a) Less than 0.001%

International Telecommunications Services:

In the modern telecommunications industry, when traffic from a third-party network is placed to or transported through one of our networks, we receive a fee from the incoming network. Likewise, when traffic originating on one of our networks is placed to or transported through another network, we are charged a fee by such network. As with roaming agreements, net balances are collected or paid, as the case may be, over an average period of three months.

To this end, the Company has entered into an agreement with ETEC S.A. for the delivery of traffic from Cuba to our network and from our network to Cuba.

For the years ended December 31, 2006, 2007, 2008, 2009, and 2010 and for the nine month period ended September 30, 2011, the approximate total revenues and expenses from traffic with and to ETEC S.A. were as follows (in millions of Argentine pesos):

Table 2	2006	2007	2008	2009	2010	9 months 2011
Services rendered (P$ million)	0.2	0.3	0.3	0.3	0.3	0.3
% of consolidated revenues	0.003%	0.003%	0.003%	0.002%	0.002%	0.002%
Services received (P$ million)	(4.1)	(4.3)	(4.6)	(5.3)	(5.8)	(4.8)
% of consolidated operating expenses	0.06%	0.06%	0.05%	0.06%	0.04%	0.05%
These figures are based on updated information regarding traffic completed and invoiced. These figures may differ from figures previously published in our consolidated financial statements due to the effect of rounding in millions of Argentine pesos and differences in estimations of volume of traffic and applicable prices.

As shown in Tables 1 and 2 above, the revenues and expenses generated by these transactions with C_COM and Etec S.A. are wholly immaterial for each of the periods presented. The Company expects to continue incurring such costs and generating such revenues in the ordinary course of the Company’s business, although, based on prior experience, the Company believes that its business dealings with telecommunications operators in Cuba are currently and will continue to be financially immaterial, both on a quantitative and qualitative basis. The comments above with respect to the favorable U.S. legal and foreign policies concerning roaming payments and receipts to and from Cuba apply equally to international telecommunications services with Cuba. Thus, the Company believes that a reasonable investor would not deem these transactions important in making an investment decision and that these transactions will not materially affect the Company’s reputation or share value.

Commercial Agreements with International Carriers:

In addition to the abovementioned International Telecommunications Services agreement with Etec S.A., pursuant to bilateral agreements with operators from countries other than Cuba, Telecom may connect traffic generated in our networks with callers in Cuba. This might occur when the monthly quota of traffic agreed between Etec S.A. and Telecom has been exceeded and it is more convenient for Telecom to place traffic to Cuba through other operators than to subscribe for additional capacity from Etec S.A.

For the years ended December 31, 2006, 2007, 2008, 2009, and 2010 and for the nine-month period ended September 30, 2011, the approximate amounts of outbound traffic to Cuba placed through operators other than Etec S.A. were as follows (in millions of Argentine pesos):

Table 3	2006	2007	2008	2009	2010	9 months 2011
Services received (P$ million)	(0.1)	(0.3)	(3.6)	(2.5)	(4.6)	(2.7)
% of consolidated operating expenses	0.002%	0.004%	0.042%	0.026%	0.040%	0.026%

As shown in Table 3 above, the expenses generated by these transactions are wholly immaterial for each of the periods presented. Thus, the Company believes that a reasonable investor would not deem these transactions important in making an investment decision and that these transactions will not materially affect the Company’s reputation or share value.

2. Please tell us about any direct or indirect contacts with Iran, Syria and Sudan, which, like Cuba, are countries designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please discuss any contacts with these countries whether through affiliates, subsidiaries, resellers or other direct or indirect arrangements. For instance, we note recent news articles reporting that Telecom Italia conducts telecommunications services in Cuba, Iran, Syria and Sudan and that its Olivetti business unit sells certain office products in Iran, Syria and Sudan. We also note a 2008 news article reporting that you deployed a services platform (the CN 4200 FlexSelect Advanced Services Platform) from Ciena in a network upgrade and expansion and that, as part of this, Ciena partnered with Sofrecom Argentina to deploy the solution in Telecom Argentina’s network. According to a 2011 news article, Sofrecom operates 3G mobiles in Iran. Finally, we note a 2011 news article reporting that Telecom Personal S.A. performed a demonstration trial of LTE technology with Chinese company Huawei Technologie Co. Ltd., which conducts operations in Iran, Syria and Sudan.

Response

To our knowledge, our only activities that directly or indirectly relate to Iran, Sudan or Syria (collectively, the “Designated Countries”) are:

(i)	Roaming agreements with mobile operators:

-	MTN Sudan Co. Ltd, in Sudan.

-	Mobile Company of Iran, in Iran.

-	Spacetel Syria, in Syria.

For a description of roaming agreements and their standard terms, please see the Company’s response to Comment 1.

For the fiscal years ended December 31, 2008, 2009 and 2010 and for the nine-month period ended September 30, 2011, our approximate total revenues and expenses from roaming agreements with mobile operators in the Designated Countries described above were as follows (in millions of Argentine pesos):

Table 4	2008	2009	2010	9 months 2011
Inbound revenues (P$ million)	0.003	0.020	0.005	0.001
% of consolidated revenues	(a)	(a)	(a)	(a)
Outbound costs (P$ million)	(0.003)	(0.006)	(0.020)	(0.003)
% of consolidated operating expenses	(a)	(a)	(a)	(a)
(a) Less than 0.001%

(ii)
We do not have traffic agreements with operators in the Designated Countries. We maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

Regarding outgoing traffic, during the years ended December 31, 2008, 2009 and 2010 and the nine-month period ended September 30, 2011, Telecom has sent traffic to the Designated Countries mainly through Verizon Business USA (formerly, MCI), Orange France Télécom, Telecom Italia Sparkle, Israel 012 Smile (formerly, Golden Lines) and Ibasis KPN.

For such periods, the total approximate expenses for delivery of traffic terminated in the Designated Countries were:

Table 5	2008	2009	2010	9 months 2011
Outbound costs (P$ million)	(0.04)	(0.06)	(0.03)	(0.02)
% of consolidated operating expenses	(a)	(a)	(a)	(a)
(a)  Less than 0.001%

Regarding incoming traffic, the Company charges the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, the Company does not know the country of origin of such traffic.

The revenues and costs described in Tables 4 and 5 above are wholly immaterial with respect to the Company’s consolidated revenues and operating expenses, respectively, for each of the periods presented.

As noted with respect to Cuba in our response to Comment 1, U.S. legal and foreign policy favors the maintenance of telecommunications links (and related financial transfers) with the Designated Countries and exempts telecommunications transmissions and related payments with those countries from regulation pursuant to Section 1702(b)(3), Title 50, United States Code (the International Emergency Economic Powers Act) and implementing OFAC regulations.  For this reason as well as the others noted, the Company believes that a reasonable investor would not deem roaming agreements, payments and telecommunications services involving the Designated Countries important in making an investment decision and that these transactions will not materially affect the Company’s reputation or share value.

Telecom Argentina, as a subsidiary of Telecom Italia, has been informed that Telecom Italia received a comment letter from the SEC in September 2011 requesting information about Telecom Italia’s operations in Cuba, Iran, Syria and Sudan.  In all matters regarding these transactions, the Company respectfully refers the Staff to the information provided by Telecom Italia in its response letter dated October 31, 2011.

With respect to the purchase of certain technology from third party providers of telecommunications equipment, we confirm that in 2008 Telecom deployed certain technology owned by Ciena Corporation (“Ciena”), a U.S. company, as part of the evolution of Telecom’s optical network. The deployment of such technology was performed by Ciena’s local partner, Sofrecom Argentina. From 2007 to 2010, Telecom Argentina issued purchase orders to Sofrecom Argentina related to Ciena’s CN 4200 FlexSelect Advanced Services Platform amounting to approximately US$21 million. This amount represents approximately 1% of our capital expenditures in the same period. We consider this an immaterial investment in technology from a third-party provider of telecommunications equipment in the ordinary course of business that did not imply any involvement of Telecom Argentina in Sofrecom’s activities and business abroad.

Similarly, we confirm that Telecom Personal conducted a trial in late 2010 of Long-Term Evolution (“LTE”) technology with Huawei Technologies Co., Ltd. (“Huawei”), a Chinese company. Huawei is a supplier of technology for both fixed and wireless networks. The trial was held in two important cities in Argentina (Córdoba and Buenos Aires) in order to familiarize ourselves with this new technology. Such trials are part of the Company’s ordinary course of business in network development. In this particular case, the trial was conducted at no cost to Telecom Personal and was aimed at a deployment of the relevant technology in Argentina. Although the results of the trial were satisfactory, we have not yet signed contracts with Huawei to purchase any LTE equipment from Huawei. For additional information about Huawei, please see our response to Comment 3.

In each case, the above-referenced transactions represented an immaterial investment in or trial of technology from a third-party provider of telecommunications equipment in the ordinary course of business. Furthermore, to our knowledge, neither of these activities had any connection to Cuba or a Designated Country, and we believe they fall outside the normal areas of concern of the Office of Global Security Risk. Similarly, neither activity involved transactions within the jurisdictional scope of any OFAC sanctions program.

3. Please describe to us your business arrangements or agreements with Huawei Technologie Co. Ltd., including any business Huawei conducts with your subsidiaries.

Response

According to publicly available information, Huawei is a leading global provider of commercial telecommunications networks and is currently serving 45 of the world’s top 50 telecom operators. Prominent partners include BT, Everything Everywhere (UK), Vodafone, Motorola, France Telecom, T-Mobile, Portugal Telecom, Cox Communications, Bell Canada and Clearwire.

Huawei’s products and solutions are deployed in over 140 countries around the world, and support the communication needs of one-third of the world’s population. Huawei’s Latin American headquarters are in México City, México and it has branches in Argentina, Brazil, Chile, Colombia, México, Perú and Venezuela.

In addition, according to publicly available information, Huawei commenced operations in Argentina in 1999 and is a provider of many of the most important operators. Huawei’s main clients in Argentina include Telecom and its subsidiary Telecom Personal S.A. (and Núcleo S.A. in Paraguay); Telefónica de Argentina S.A. and its mobile subsidiary Movistar; América Móvil and its affiliates Telmex and Claro; and GC Impsat, among others.

Telecom has purchased a variety of Huawei equipment to build, expand and operate its networks.
Among others, the most significant transactions are purchases of equipment used in Telecom’s core network, access network, wireless network (including mobile infrastructure for 3G and 2G networks) and optical network. In addition, Telecom has purchased applications, software and devices, including routers, USB modems, wireless modems and wireless gateways from Huawei.

As mentioned on page 57 of our 2010 Form 20-F, Huawei is one of our major suppliers of fixed assets. The contracts between Telecom and Huawei, for the year ended December 31, 2010 amounted to approximately US$ 43 million, representing 6.7% of our capital expenditures for the year.

These transactions represent ordinary course commercial agreements with a third-party provider of telecommunications equipment.  As noted in our response to Comment 2, to our knowledge, these activities did not have any connection to Cuba or a Designated Country, and fall outside the normal areas of concern of the Office of Global Security Risk. Similarly, these transactions do not involve transactions within the jurisdictional scope of any OFAC sanctions program.

4. Please discuss the materiality of your contacts with Cuba Iran, Syria and Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba Iran, Syria and Sudan.

Response

As to all matters regarding materiality in quantitative and qualitative terms we respectfully refer the Staff to our responses to Comments 1, 2 and 3 above.

We are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some State legislatures in which State pension funds and other managers of

State-invested money are required to report on companies in which they have investments which companies do business with countries identified as state sponsors of terrorism.  Although recognizing the sentiment expressed through these statutes, we continue to believe that the transactions described in this letter would not be material to a reasonable investor in making an investment decision about our shares, given the quantitatively immaterial nature of these transactions and the fact that the transactions are ordinary course activities for any telecommunications operator, which legitimately receives revenues from, and makes payments to, other network operators from telecommunications traffic (both fixed line and mobile) with countries throughout the world, including in Cuba and the Designated Countries. Additionally, acquisitions of fixed assets from Huawei and Sofrecom are investments in technology in the ordinary course of business and do not imply any involvement of Telecom Argentina in these suppliers’ activities and business in the Designated Countries.

To our knowledge, no divestments in the Company’s securities have been made based on any such transactions involving Cuba or the Designated Countries.

* * *

In addition, as requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Marcelo F. Kozak or Adrián Calaza at 54-11-4968-3835 (tel), 54-11-4968-3274 (tel), 54-11-4313-0526 (fax) or by e-mail to mkozak@ta.telecom.com.ar or acalaza@ta.telecom.com.ar.

Very truly yours, /s/ Marcelo Kozak Chief Accountant & SOX Compliance Officer